Exhibit 99.1

Lianhe Sowell International Group Ltd Receives Nasdaq Minimum Bid Price Deficiency Notice

SHENZHEN, CHINA – January 28, 2026 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) today announced that it has received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated January 22, 2026 stating that the Company is not in compliance with the requirement to maintain a minimum bid price of $1 per share as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) for continued listing on the Nasdaq Capital Market.

The Noticer has no immediate effect on the listing of the Company’s securities, and the Company’s securities continue to trade on Nasdaq under the symbol “LHSW”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until July 21, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s Bid Price Rule. If at any time during the Compliance Period, the closing bid price per share of the Company’s securities is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by July 21, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Company intends to monitor the closing bid price of its securities and will consider its options in order to regain compliance with the Bid Price Rule.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: http://www.sowellrobot.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd

ir@sowellrobot.com

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

Phone: +1 628 283 9214